[STRATEX NETWORKS, INC. LETTERHEAD]

January 24, 2006

By Telefacsimile and Mail

Mr. Michael Henderson

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stratex Networks, Inc.

Comments on Form 10-K for the fiscal year ended March 31, 2005

File No. 000-15895

Dear Mr. Henderson:

On behalf of Stratex Networks, Inc. (the “Company”) and in connection with the Company’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter of December 28, 2005, which response was filed with the Commission on January 18, 2006, the Company acknowledges that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (408) 944-1700 if you have any questions.

Very truly yours,

/s/ Greg Overholtzer

Corporate Controller

cc:	Justin L. Bastian, Esq.